Opinion of Counsel




December 27, 1999



AXP International Fund, Inc.
IDS Tower 10
Minneapolis, Minnesota  55440-0010

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of AXP International Fund, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.

Sincerely,


/s/  Leslie L. Ogg
     Leslie L. Ogg
     Attorney at Law
     901 S. Marquette Ave., Suite 2810
     Minneapolis, Minnesota  55402-3268